UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Larimar Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

517125100
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517125100
1	NAMES OF REPORTING PERSONS
Vivo Capital IX, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
72,942 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
72,942 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,942 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of common stock, $0.001 par value (the “Common Stock”) of Larimar Therapeutics, Inc. (the “Issuer”) are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 17,710,450 shares of the Issuer’s Common Stock issued and outstanding as of November 10, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 517125100
1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
326,888 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
326,888 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
326,888 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.8% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of Common Stock are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 17,710,450 shares of the Issuer’s Common Stock issued and outstanding as of November 10, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021

Item 1.	(a)	Name of Issuer:

Larimar Therapeutics, Inc.

(b)	Address of Issuer's Principal Executive Offices:

Three Bala Plaza East. Suite 506

Bala Cynwyd, Pennsylvania, 19004

Item 2.	(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is filed jointly by Vivo Capital IX, LLC and Vivo Opportunity, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital IX, LLC is a Delaware limited liability company.

Vivo Opportunity, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

517125100

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: __________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

(1) Vivo Capital IX, LLC

The 72,942 shares of Common Stock are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P. The voting members of Vivo Capital IX, LLC are Frank Kung, Edgar Engleman, Shan Fu, Hongbo Lu, Mahendra Shah, Jack Nielsen and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2) Vivo Opportunity, LLC

The 326,888 shares of Common Stock are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P. The voting members of Vivo Opportunity, LLC are Gaurav Aggarwal, Hongbo Lu, Kevin Dai, Frank Kung and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of class:

Vivo Capital IX, LLC: 0.4%

Vivo Opportunity, LLC: 1.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital IX, LLC: 72,942 shares

Vivo Opportunity, LLC: 326,888 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital IX, LLC: 72,942 shares

Vivo Opportunity, LLC: 326,888 shares

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital IX, LLC

February 11, 2022
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

February 11, 2022
(Date)

/s/ Gaurav Aggarwal
(Signature)

Managing Member
(Title)